Exhibit 99.1

Organigram Acquires Quebec-Based Laurentian Organic Inc. in Accretive Transaction

Leading premium hash brand, Tremblant Cannabis, and craft brand, Laurentian, complement Organigram’s portfolio of consumer-centric brands

  Strengthens Organigram’s position in the second most populous province of Quebec
  Expands Organigram’s high-margin, premium brand and product offering
  Brings Quebec’s top selling hash brand to the Organigram portfolio, with Tremblant Cannabis
  Adds an artisanal craft brand, Laurentian, to Organigram’s existing brand portfolio
  Is highly accretive on both a revenue and EBITDA basis expediting Organigram’s target timing to EBITDA positivity

MONCTON, New Brunswick--(BUSINESS WIRE)--December 21, 2021--Organigram Holdings Inc. (TSX: OGI and NASDAQ: OGI), the parent company of Organigram Inc. (collectively “Organigram” or the “Company”), a leading licensed producer of cannabis, is pleased to announce it has acquired all of the issued and outstanding shares of Laurentian Organic Inc. (“Laurentian”), in a cash and share transaction for aggregate consideration of $36 million, plus earnout consideration (the “Earnout Consideration”) payable, if applicable, based on Laurentian surpassing certain EBITDA thresholds in calendar 2022 and 2023. The Laurentian acquisition (the “Laurentian Acquisition”) further strengthens Organigram’s position in the Canadian market through the expansion of the Company’s portfolio into premium products, including hash and craft cannabis, in addition to providing an important presence in the province of Quebec through a scalable cultivation and operational footprint.

Laurentian was co-founded by Eric Brosseau, Mathieu Lahaie and Eric Verdier, a trio of highly passionate Quebecers who parlayed their love of cannabis into a successful cannabis company operating near the iconic Mont-Tremblant, specializing in high-quality, artisanal craft cannabis and premium Afghan hash. Organigram is excited to have a foothold in the Quebec market and is committed to building on the great progress made by the team at Laurentian through further investment in people and facilities in the province. The Company also plans to leverage its strong internal field sales force and national distribution capabilities to build on Laurentian’s existing momentum.

“The Laurentian Acquisition marks yet another important milestone for Organigram as we continue to deepen the focus of our core business on delighting consumers with innovative products and brands that deliver unique and memorable experiences,” said Beena Goldenberg, Chief Executive Officer of Organigram. “Not only does Laurentian add two great new brands to our portfolio, it also brings us new premium product offerings with its Afghan hash and artisanal craft flower, as well as a footprint in the important market of Quebec. We look forward to building on the momentum that Laurentian has established to bring these products to even more Canadian provinces and territories.”

“We founded Laurentian with the goal of bringing the highest quality hash and cannabis to consumers across Canada. We are thrilled to be joining Organigram where we will have the opportunity to leverage their expertise and distribution capabilities to make this expansion goal a reality,” said Eric Brosseau, Co-Founder of Laurentian. “The Organigram team has an unrivaled customer service experience through its rigor and professional standards and dedicated national sales force and we are thrilled to be able to work with their team through the next phase of growth.”

Strategic Rationale

“Organigram has always been highly selective with its M&A strategy, and when we identified Laurentian, we saw a unique opportunity to fulfill multiple strategic and financial objectives,” said Paolo De Luca, Organigram’s Chief Strategy Officer. “In Laurentian, we found a company that is not only accretive immediately on both a revenue and EBITDA basis but a company with great brands, a passionate Quebecois employee base and significant opportunity for growth in new segments.”

As part of the transaction Organigram intends to invest at least $7 million in growth capital expenditures at Laurentian to drive cultivation growth, expand processing and storage space and to invest in automation all of which should increase sales growth and improve margins. Construction on the expansion efforts is expected to be realized during the summer of 2022.

Some key highlights supporting the strategic rationale include:

Accelerates and strengthens Organigram’s presence in the Quebec market. Laurentian is one of the leading hash companies in Quebec. With current capacity to cultivate approximately 600 kg of flower and 1 million units of hash annually with expansion efforts these are expected to increase to approximately 3,000 kg of flower and 2 million units of hash by the second half of 20221, Laurentian is poised for expansion both within Quebec as well as Canada as a whole. Laurentian is also expected to benefit from access to additional high-quality indoor flower supply and input material for hash from Organigram’s Moncton facility, which is expected to produce 70,000 kg of annualized production capacity by the end of fiscal 2022.

Hash category continues to grow. The hash category in Canada is increasing in importance and leveraging Organigram’s national sales and distribution network, the Company believes that Laurentian’s product offerings will continue to grow nationwide at an accelerated pace, bringing Laurentian’s high-quality craft cannabis products to more consumers.

Premium craft facility provides artisanal hash and cannabis products. Laurentian is currently undertaking a cultivation and production expansion that, when complete, will increase the Quebec footprint from 6,800 sq. ft. to 33,000 sq. ft., more than doubling of the cultivation footprint in addition to leveraging the Organigram Moncton campus is expected to substantially increase the availability of product offerings under the Laurentian and Tremblant brands.

High-margin accretive business with great opportunity for growth. Over the last 2 months, Laurentian has been averaging an annual gross and net revenue run rate of $22 million and $17 million respectively, and an annual EBITDA run rate of $6 million based on its presence in Quebec, Manitoba, Saskatchewan, and most recently, Canada’s largest province, Ontario. Leveraging Organigram’s direct sales team and national distribution, Laurentian’s products will gain access to major markets currently not penetrated, including BC, Alberta and Atlantic Canada. Between local expansion planned at Laurentian’s site, synergies expected to be realized with Organigram and entrance/scale-up into new/existing markets the Company is forecasting revenues from the Laurentian and Tremblant brands to grow beyond the Company’s Fiscal 2022 year-end of August 31, 2022.

Key Transaction Terms

The purchase price paid on closing (the “Upfront Consideration”) was $36 million and consisted of:

$10 million in cash, and

$26 million by the issuance of 10,896,442 shares (the “Common Shares”) based on the volume-weighted average price of Organigram’s Toronto Stock Exchange listed securities for the five trading days ending December 20, 2021 equaling $2.3861.

Earnout Consideration, if any, will be payable in Common Shares, if EBITDA thresholds are met, at two different points:

The first (the “First Earnout Consideration”) and the Second Earnout Consideration. The First Earnout Consideration is defined as 30% multiplied by 7.25x Laurentian’s 2022 calendar year EBITDA, subject to adjustment, which shall be payable in Common Shares of Organigram.

The Second Earnout Consideration is defined as 19% multiplied by 7.25x Laurentian’s 2023 calendar year EBITDA, subject to adjustment, which shall be payable in Common Shares of Organigram.

For the First Earnout Consideration and/or the Second Earnout Consideration to be paid the total consideration (the “Total Consideration”) consisting of the Upfront Consideration and the First and Second Earnout Consideration shall not exceed 7.25x the applicable year’s EBITDA. The calculations for the Earnout Consideration shall also be adjusted for certain incremental capital expenditures ($3.5 million expected to be included as an adjustment in 2022 and $3.5 million expected to be included as an adjustment in 2023) and an expected working capital adjustment of $2.0 million in 2022.

Earnout Consideration payments paid in Common Shares shall be priced at the closing price on the TSX on the day prior to settlement. The Laurentian Acquisition has received conditional approval from the Toronto Stock Exchange subject to customary conditions. The vendors are arm’s length parties to Organigram. The Laurentian Acquisition has been approved by Organigram’s Board of Directors.

Advisors

Hyperion Capital Inc. acted as exclusive financial advisor and Goodmans LLP, Lavery De Billy LLP and McMillan LLP acted as legal advisors to Organigram. Dentons Canada LLP acted as legal advisor to Laurentian.

About Laurentian Organic Inc.

Operating under the Laurentian and Tremblant Cannabis brands, Laurentian Organic Inc. is a craft cannabis licensed producer located near iconic Mont-Tremblant in Quebec. Grown in a greenhouse under the sun, Laurentian offers a selection of organic flowers that are hand crafted and cured to perfection and premium hash products.

Laurentian’s craftspeople are proud Quebecers who are masters of their art. Their know-how ensures the creation of dried flower, pre-rolls and hash of superior quality that are specially designed for cannabis enthusiasts who seek an authentic experience.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Monjour, Big Bag o’ Buds, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include timing of planned construction, availability of any required approvals, changes in regulation and market conditions, product acceptance, realization of expected synergies, achievement of targets and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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1 Provided these expansion plans are completed on the facility as contemplated. See the cautionary statement at the end of this news release.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Megan McCrae, Senior Vice President Marketing and Communications
megan.mccrae@organigram.ca